                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)


                         General Communication, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                            Class A Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 369385 10 9
--------------------------------------------------------------------------------
                               (CUSIP Number)


                               Samuel B. Guren
                  William Blair Venture Management Company
                               222 West Adams
                           Chicago, Illinois 60606
                               (312) 609-4701
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 1, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                                     --------------------------------------
CUSIP NO. 369385 10 9                                                          PAGE 2 OF 4 PAGES
---------------------------------                                     --------------------------------------
------------------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

             William Blair Venture Partners III Limited Partnership
------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [X]
                                                                                                         (b)

------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

             OO
------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Illinois
------------------------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF
    SHARES                     -0-
                  ------------------------------------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
  OWNED BY
     EACH                    17,949,224
                  ------------------------------------------------------------------------------------------
   REPORTING       9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                      675,262
                  ------------------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                    -0-
------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,949,224
------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [   ]


------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 37.95%
------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             PN
------------------------------------------------------------------------------------------------------------

CUSIP NO. 369385 10 9                13D                           PAGE 3 OF 4



ITEM 5.          INTEREST IN THE SECURITIES OF THE ISSUER

         (a) Due to the New Voting Agreement and pursuant to Rule 13d-5, each of the parties to the New Voting Agreement may be deemed to be members of a "group," and thereby may be deemed to beneficially own all of the shares owned by all other parties to the New Voting Agreement. The parties to the New Voting Agreement beneficially own directly 17,949,224 shares, or 37.95% of the outstanding Stock, 2,030,591 shares of which are available upon the conversion of the same number of shares of Class B common stock of the Company held by parties to the New Voting Agreement. The "group" consists of WBVP, Prime Growth, Prime Holdings, PCLP, BancBoston Capital, Inc., First Chicago Investment Corporation, Madison Dearborn Partners V, Prime Venture II, L.P., Austin Ventures, L.P. ("AVLP"), Centennial Fund III, L.P., PIIM, Ronald A. Duncan, Robert M. Walp, and MCI. TCI GCI, Inc. ("TCI GCI"), an original party to the New Voting Agreement, has sold all shares of stock beneficially owned by it and is, therefore, no longer a party to the New Voting Agreement.

                 WBVP expressly declares that the filing of this statement shall not be construed as an admission that WBVP is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. After giving effect to such disclaimer, WBVP beneficially owns directly 675,262 shares, or 1.5%, of the outstanding Stock. WBVP holds no shares of the Class B common stock of the Company.

         (b)     See Items 7-10 on the cover page.

         (c) Since June 1, 1997, WBVP has sold an aggregate of 562,000 shares of Stock in several open market transactions. On August 1, 1997 and August 12, 1997, members of the "group" other than WBVP sold an aggregate of 4,014,536 shares of Stock in an underwritten public offering. In addition, AVLP distributed 129,943 shares of Stock to its partners on June 2, 1997.

         (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

         (e)     Not applicable.

CUSIP NO. 369385 10 9                13D                            PAGE 4 OF 4




SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                William Blair Venture Partners III
                                  Limited Partnership

                                By:     William Blair Venture
                                        Management Company
                                Its:    General Partner

Dated: September 19, 1997               By:           SAMUEL B. GUREN
                                                 ----------------------------
                                                 Samuel B. Guren,
                                                 General Partner

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).